

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2019

Elizabeth Eby
Senior Vice President, Finance and Chief Financial Officer
NeoPhotonics Corporation
2911 Zanker Road
San Jose, CA 95134

> **Re: NeoPhotonics Corporation**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed March 8, 2019**
> **File No. 001-35061**

Dear Ms. Eby:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing